FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date: 1st March, 2005

___________________________________ Chairman — Chief Executive Officer

NATIONAL BANK OF GREECE

Athens, 1 March 2005

PRESS RELEASE

OBJECTIVE OF THE BUSINESS PLAN

The objective of the National Bank of Greece Business Plan was to develop a clear and compelling three-year strategy for the Group — that combines high performance aspirations and targets with robust strategic actions — aiming to establish NBG as the leading and most reputable financial institution in South East Europe, delivering superior returns to shareholders.

The completion of the Business Plan has been the result of an intensive and complex process, involving all of the top executives of the Group, and their staff, over the past several months. Each Group Unit developed a detailed “bottom-up” Business Plan, including financial and operational targets, strategic actions, internal support function requirements and high-level implementation plans. This coordinated approach to business planning will better enable the various Group entities to work together as a high-performing team, extracting what are considered to be substantial, untapped synergies.

The 2005-2007 NBG Business Plan was recently approved by the Board of Directors and is being communicated to the investment community today. The presentation was webcast, and can be replayed via the Bank’s website (www.nbg.gr).

NBG MISSION

“Our mission is to be the leading and most reputable financial institution in South East Europe, offering a superior service to our customers, becoming the employer of choice to the benefit of our employees and delivering superior returns to our shareholders. We will do this within an environment of the highest corporate governance and compliance standards and under a carefully monitored risk management framework”.

CURRENT POSITION AND OPPORTUNITIES

NBG is the leading banking Group in Greece, with several important international participations, particularly in South East Europe. In terms of market capitalization, the Group is positioned within the top 30-35 European banking groups. Specifically, NBG is:

•	The clear leader both in terms of size (e.g. assets and branches) as well as profitability in Greece, particularly in the Retail business, with a 29% market share in asset gathering, 31% in mortgages and 21% in consumer loans and cards.

•	The fourth largest international bank in South East Europe, with main participations in Bulgaria, Romania, FYROM and Serbia & Montenegro.

Between 2002-2004, the Group achieved a remarkable improvement in its financial performance: Revenues increased from € 1.6 bn to € 2 bn; Cost/Income dropped by almost 11 percentage points, from 71% to 60%; and Profit Before Tax and Minorities grew from € 350 mn to € 660 mn1. As a result, ROE more than doubled, from 9% to 19%1, and Total Return to Shareholders in 2004 increased by more than 70%.

Looking forward, the market outlook for 2005-2007 is promising. Growth in the domestic banking business is expected to remain strong, and the South East European region is also expected to maintain its high growth outlook over the next several years.

ASPIRATIONS AND STRATEGIC PRIORITIES FOR 2005-2007

“Our aim for the next three years is to further strengthen our domestic leadership in all segments and become the leading international Group in the region by offering customer-driven solutions, fully exploiting synergies and cross-selling, boosting accountability and efficiency and gearing our portfolio towards higher value businesses. We aim to consistently achieve ROE levels of above 20% per annum, growing our revenues by 35% and our profitability by more than 70% over the next three years”.

To fulfill these aspirations, the Group’s strategic priorities for 2005-2007 are the following:

Reinforce NBG’s leadership position in the domestic Retail business by developing segment-specific value propositions for existing and new customers, leveraging the Bank’s strong franchise and Group synergies to improve cross-selling performance, and boosting the commercial effectiveness of the network.

Further strengthen NBG’s market position and profitability in the Corporate and Investment Banking business by capturing a higher share of wallet and cross-selling fee-based products in the Large Corporate and Shipping segments, while aggressively strengthening market presence in the fast growing SME segment.

Position NBG for future leadership in Asset Management in Greece by further driving the industry conversion to managed assets, and leveraging the Group’s various distribution channels (e.g. branch network, Private Banking, Insurance company).

Leverage NBG’s client base to drive growth in the Insurance business, while enhancing the product portfolio to better meet current market needs and streamlining front and back office operations to reduce costs and improve the service level.

Become the leading International group in the South East European region by aggressively driving organic growth and profitability in core geographies (e.g. Romania, Bulgaria), while pursuing attractive acquisitions or entry opportunities where appropriate. Parallel to this, the Group will implement a high performing organization model that ensures maximum support to and synergies with the South East European operations, leveraging NBG’s existing capabilities and infrastructures.

Achieve significant improvements in operating efficiency by:

•	Best leveraging available human resources and systematically investing in the development of human capital in order to obtain a step change in customer service and productivity. This will be achieved through the introduction of a career development program, initiatives to improve employee mobility, and the implementation of performance-based reviews and reward systems.

•	Capturing major savings in administrative expenses by managing internal demand, pursuing additional outsourcing and streamlining purchasing processes.

[1]Not considering the one-off cost of the early retirement program in 2004

Reinforce current Risk Management capabilities to support business growth, while maintaining the current conservative credit policies and leveraging the current systems to improve credit control functions.

Implement the highest standards in Corporate Governance through strengthening the independence of the Board and increasing its proactive involvement in the formulation of relevant policies.

Improve capital efficiency and allocation and increase the Group’s capital returns by selectively divesting non-core/low return businesses and refocusing the portfolio on strategically relevant and high value businesses in Greece and abroad.

FINANCIAL PROJECTIONS

Over the next three years, the Group will aim to achieve an outstanding performance:

With targeted loan growth of 15% CAGR, the Bank’s loan-to-deposits ratio will rise from 67% to above 80%. As a result, revenues are expected to increase by 35% from € 2.0 bn to € 2.7 bn (11% CAGR).

Operating cost growth will be limited, at a CAGR of 4%, driven by rigorous cost management and headcount control. In particular:

•	Personnel expenses will grow at a 3% CAGR from 2004 to 2007, due to an initial headcount reduction in 2005. The Group’s total headcount will be reduced overall, despite the business expansion in South East Europe, which will require an increase in headcount outside Greece.

•	Administrative expenses will grow at a 7% CAGR, reaching € 390 mn in 2007, despite strong domestic growth and the rapid expansion in South East Europe.

As a result, the Cost/Income ratio will drop by 10 percentage points and reach 50% in 2007, while Profits Before Tax and Minorities are expected to grow by 70% from € 660 mn in 2004 to € 1100 mn in 2007 (19% CAGR). Finally, the Group will deliver outstanding returns to its shareholders, with targeted ROE increasing by 5pp, going from 19% to 24%.